11019122

SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH, D.C.
211
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 14286 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY SERVICES INCORPORATED

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONAL LIFE DRIVE
(No. and Street)

| MONTPELIER | VERMONT | 05604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD MESSIER (802) 229-7534
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

| NATIONAL LIFE BUILDING, 4TH FLOOR ONE NATIONAL LIFE DRIVE | MONTPELIER | VERMONT | 05604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, DONALD MESSIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY SERVICES INCORPORATED, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP FINANCIAL OPERATIONS

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Equity Services, Inc.

**(A wholly-owned subsidiary of NLV Financial Corporation)**

**Financial Statements with**
**Supplementary Information**
**December 31, 2010 and 2009**

# Equity Services, Inc.
**(A wholly-owned subsidiary of NLV Financial Corporation)**
## Index
## December 31, 2010 and 2009

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

## Report of Independent Auditors

To the Board of Directors and
Stockholder of Equity Services, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Equity Services, Inc. (the Company) at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2010) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2011

## Equity Services, Inc.
**(A wholly-owned subsidiary of NLV Financial Corporation)**
**Statements of Financial Condition**
**Years Ended December 31, 2010 and 2009**

| | 2010 | 2009 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | 4,639,074 | 3,771,016 |
| Investment advisor fees receivable | 2,251,492 | 2,378,552 |
| Prepaid expenses and other assets | 659,015 | 863,043 |
| Other receivables | 1,614,448 | 742,754 |
| Furniture and equipment, net of depreciation | 413,423 | 602,728 |
| Income taxes recoverable from Parent | 261,362 | 264,485 |
| Total assets | 9,838,814 | 8,622,578 |
| **Liabilities** | | |
| Investment advisor commissions payable | 1,914,505 | 2,140,697 |
| Accounts payable and accrued expenses | 2,733,065 | 1,136,438 |
| Commissions payable | 1,194,134 | 555,408 |
| Deferred tax liability | 121,476 | 91,670 |
| Total liabilities | 5,963,180 | 3,924,213 |
| **Stockholder's Equity** | | |
| Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding | 197,008 | 197,008 |
| Additional paid-in capital | 19,402,358 | 19,402,358 |
| Accumulated deficit | (15,723,732) | (14,901,001) |
| Total stockholder's equity | 3,875,634 | 4,698,365 |
| Total liabilities and stockholder's equity | 9,838,814 | 8,622,578 |

The accompanying notes are an integral part of these financial statements.

## Equity Services, Inc.
**(A wholly-owned subsidiary of NLV Financial Corporation)**
**Statements of Operations and Changes in Stockholder's Equity**
**Years Ended December 31, 2010 and 2009**

| | 2010 | 2009 |
|---|---|---|
| **Revenues** | | |
| Commissions | $ 33,381,856 | $ 34,735,466 |
| Investment advisor fees | 10,275,975 | 9,697,773 |
| Revenue sharing | 2,056,592 | 3,098,593 |
| Marketing support | 1,984,111 | 1,108,098 |
| Investment income | 9,788 | 6,455 |
| Total revenues | 47,708,322 | 48,646,385 |
| **Operating expenses** | | |
| Commissions | 28,410,664 | 30,806,436 |
| Investment advisor commissions | 8,507,085 | 8,208,561 |
| Intercompany charges | 3,883,410 | 4,309,827 |
| General and administrative expenses | 2,743,409 | 1,909,272 |
| Salaries and benefits | 3,539,235 | 2,976,205 |
| Clearing agent fees | 1,718,481 | 2,543,825 |
| Marketing support charges | 9,246 | 35,174 |
| Total operating expenses | 48,811,530 | 50,789,300 |
| Loss before income taxes | (1,103,208) | (2,142,915) |
| Income tax benefit | (280,610) | (750,050) |
| Net Loss | $ (822,598) | $ (1,392,865) |
| Stockholder's equity, beginning of year | $ 4,698,365 | $ 4,591,230 |
| Capital contribution | $ - | $ 1,500,000 |
| Accum other comprehensive loss | (133) | - |
| Net Loss | (822,598) | (1,392,865) |
| Stockholder's equity, end of year | $ 3,875,634 | $ 4,698,365 |

The accompanying notes are an integral part of these financial statements.

# Equity Services, Inc.
**(A wholly-owned subsidiary of NLV Financial Corporation)**
## Statements of Cash Flows
## Years Ended December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | (822,598) | (1,392,865) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | |
| Depreciation | 199,104 | 190,715 |
| Changes in assets and liabilities: | | |
| Investment advisor fees receivable | 127,060 | (427,108) |
| Prepaid expenses and other assets | 204,028 | (536,908) |
| Other receivables | (871,695) | (575,027) |
| Deferred tax liability | 29,806 | 91,670 |
| Changes in other assets/liabilities | (133) | - |
| Income taxes recoverable from Parent | 3,123 | 37,196 |
| Accounts payable and accrued expenses | 1,596,628 | (2,429,924) |
| Investment advisor commissions payable | (226,192) | 384,398 |
| Commissions payable | 638,726 | 298,818 |
| Net cash provided by (used in) operating activities | 877,857 | (4,359,035) |
| **Cash flows from investing activities** | | |
| Purchase of furniture and equipment | (9,799) | (106,001) |
| Net cash used in investing activities | (9,799) | (106,001) |
| **Cash flows from financing activities** | | |
| Capital contribution | - | 1,500,000 |
| Net cash provided by financing activities | - | 1,500,000 |
| **Cash and cash equivalents** | | |
| Net increase (decrease) in cash and cash equivalents | 868,058 | (2,965,036) |
| Beginning of year | 3,771,016 | 6,736,052 |
| End of year | 4,639,074 | 3,771,016 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Operations

Equity Services, Inc. ("ESI", the "Company"), is a broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation ("NLVF"), which in turn is a wholly-owned subsidiary of National Life Holding Company ("NLHC"). NLHC and its subsidiaries, including the Company, are collectively known as the National Life Group. National Life Insurance Company ("NLIC"), a wholly-owned subsidiary of NLVF, is the flagship company of the National Life Group.

The Company earns commissions from the sale of the Sentinel Group Funds, Inc. and from the sale of other mutual funds, direct placement programs, unit investment trusts, indexed annuity contracts, and variable insurance and annuity contracts. ESI is affiliated with the companies that manage and distribute the Sentinel Group Funds.

The Company is a registered investment advisor and provides investment advisory services under the name of ESI Financial Advisors ("EFA"), and its income and expenses are reported as part of the results of ESI. Certain states require separate financial information for EFA. For the years ended December 31, 2010 and 2009, EFA had revenues of $10,275,976 and $9,697,773, respectively, and expenses of $8,507,085 and $8,208,561, respectively, included in these statements.

ESI Financial Advisors had assets under management of $1.220 billion and $1.223 billion at December 31, 2010 and 2009, respectively.

## 2. Significant Accounting Policies

### Revenue and Expense Recognition

Customers' security transactions and the related commission income and expenses are recorded on a trade date basis. Service fees, investment advisor fees and custodial fees are recognized as revenue when earned.

### Basis of Presentation

The Company's financial statements have been prepared on the basis of United States generally accepted accounting principles ("US GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

### Subsequent Events

The Company has evaluated events subsequent to December 31, 2010 and through the financial statement issuance date of February 25, 2011. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

**Significant Accounting Policies (continued)**

**Cash and Cash Equivalents**
Cash and cash equivalents are comprised of funds on deposit and investments in federal agency backed bonds with maturities as of the date of purchase of three months or less.

**Investment Advisor Fees Receivable**
Certain sponsors pay EFA commissions to the Company on a quarterly basis in arrears. The accrual for these commissions is estimated using historical cash receipts.

**Prepaid Expenses and Other Assets**
Settlement from the Company's primary clearing house occurs on the $10^{th}$ day of each month for activity from the prior month. The Company accrues a receivable for the anticipated receipt at each month-end. Prepaid expenses consist primarily of annual renewal fees paid in advance.

**Other Receivables**
This primarily includes receivables for trail commissions, revenue share agreements, and securities in process receivables.

**Furniture and Equipment**
This is the cost of acquiring furniture and equipment reduced by accumulated depreciation. Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from three to five years.

**Income Taxes Recoverable from Parent**
This represents the Company's allocated share of refundable income tax from NLHC. See the "Income Taxes" for further explanation.

**Investment Advisor Commissions Payable**
Commissions are accrued on amounts due from EFA sponsors which pay in arrears.

**Accounts Payable and Accrued Expenses**
Other expenses for obligations, or services rendered, but not yet paid at the end of the reporting period are included here and are inclusive of primarily: 1) amounts due to NLIC, NLVF, and Sentinel Administrative Services Inc., for compensation and commissions paid by those companies on behalf of the Company; 2) Advanced Producers Seminar (APS) held annually for top producing Agents; 3) accrued trail commission expense; and 4) anticipated legal fees.

**Commissions Payable**
Commissions accrued on trail revenue and year-end bonus payments are included in this balance.

## Significant Accounting Policies (continued)

### Deferred Tax Liability

The deferred tax liability relates to the US GAAP and tax basis difference on depreciation of furniture and equipment.

### Commissions Revenue

Includes commission earned from mutual fund share sales, commissions on annuity sales, and commissions earned on house accounts. This commission revenue, paid by the shareholder at the point of sale is partially offset by commissions subsequently paid to the broker/dealer of record for each sale.

### Investment Advisor Fees

Investment Advisor Fees include fees received from third party money managers for professional investment advisory and portfolio management services, as well as fees earned from individual customers for financial planning services provided by the Company's Investment Advisor Representatives.

### Revenue Sharing

Additional payments received from related entities, which are negotiated separately from the sales commissions as a percentage of sales.

### Marketing Support

Additional payments received from sponsors, which are negotiated separately from the sales commissions and service fees ("12b-1" fees). These payments may include components of revenue sharing, marketing support, additional sales and service fees. Payments can be a percentage of gross sales, a flat annual amount, a percentage of assets under management or a combination of the three.

### Investment Income

Equity Services' excess cash is invested in money market funds and other fixed income investments which in turn earn income distributions from those investments.

### Commissions Expense

This represents a portion of the commission revenue (gross dealer concession) that is paid to branch office supervisors, general agents and registered representatives of record on each sale. See "Commissions Revenue" for further explanation.

### Investment Advisor Commissions

This represents a portion of the "Investment Advisor Fees" revenue that is paid to the general agents and investment advisor representatives of record.

### General and Administrative Expenses

These expenses represent any remaining costs to the Company incurred as a result of managing the company.

## Significant Accounting Policies (continued)

### General and Administrative Expenses (continued)

General and Administrative Expenses are comprised of the following:

| | For the Years Ended December 31, 2010 | 2009 |
|---|---|---|
| Legal Fees | $ 965,678 | $ 722,262 |
| Software Maintenance | 361,292 | 364,319 |
| Depreciation | 199,104 | 190,715 |
| Printing & Postage | 142,922 | 165,063 |
| Recruiting & Training | 330,594 | 145,287 |
| Rent | 109,696 | 109,724 |
| Travel | 122,421 | 106,262 |
| Consulting | 147,211 | - |
| Other | 364,491 | 105,640 |
| | $ 2,743,409 | $ 1,909,272 |

### Salaries and Benefits

Salaries and employee benefits include ongoing compensation, associated payroll taxes, benefits and annual incentive compensation paid to employees.

### Clearing Agent Fees

These are primarily clearing and execution fees, statement and confirmation mailing, IRA maintenance fees, technology fees, associated postage and other fees the Company pays to clearing brokers/dealers for the Company's brokerage business.

### Marketing Support Charges

The Company provides seminars and training opportunities for representatives. Charges for these seminars are fully reimbursed by representatives and sponsors.

### Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. In accordance with the Company's tax sharing agreement with NLHC, the amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. The Company settles its income tax liability with NLHC quarterly or is reimbursed by NLHC for any tax attributes utilized by the consolidated group. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets, if any. The Company received from NLHC $313,618 and $880,314 for the years ended December 31, 2010 and 2009, respectively. In addition, the Company paid $79 and $1,398 in state taxes for the years ended December 31, 2010 and 2009, respectively.

## 3. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See Schedule I for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital and the ratio of aggregate indebtedness, which at December 31, 2010, are as follows:

| | |
|---|---|
| Aggregate indebtedness | $ 5,841,704 |
| Net capital | $ 1,822,096 |
| Ratio of aggregate indebtedness to net capital | 3.21 |

The operations of the Company do not normally include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2) of such rule.

## 4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2010 and 2009 comprise:

| | 2010 | 2009 |
|---|---|---|
| Furniture and equipment | $ 1,716,816 | $ 1,707,017 |
| Accumulated depreciation | $ (1,303,393) | $ (1,104,289) |
| Net furniture and equipment | $ 413,423 | $ 602,728 |

Depreciation expense for the years ended December 31, 2010 and 2009 was $199,104 and $190,715, respectively.

## 5. Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. The Company's income tax benefit includes federal income tax benefit of $317,206 and $841,720 for 2010 and 2009, respectively. The Company's income tax benefit also includes state income tax expense of $6,790 and benefit of $5,456 for 2010 and 2009, respectively. The components of federal and state income tax are shown below:

| | 2010 | 2009 |
|---|---|---|
| Current | $ 310,416 | $ 841,720 |
| Deferred | (29,806) | (91,670) |
| Total Income Tax Benefit | $ 280,610 | $ 750,050 |

**Income Taxes(continued)**

Income tax receivable from NLHC was $261,362 and $264,485 at December 31, 2010 and 2009, respectively. In 2010, total taxes differ from amounts computed using the nominal federal income tax rate of 35% primarily because of a nondeductible penalty paid. The Company is no longer subject to U.S federal, state and local income tax examinations by tax authorities for years prior to 2007.

There were no amounts accrued for unrecognized tax benefits or related interest and penalties at December 31, 2010 and 2009. A deferred tax liability related to depreciable assets of $121,476 and $91,670 was recorded at December 31, 2010 and 2009, respectively.

## 6. Related Party Transactions

Commissions earned by the Company relating to sales of Sentinel Group Funds, Inc. (the "Funds") shares and continuing service fees for products issued by NLIC and others were $4,744,200 and $3,388,606 for the years ended December 31, 2010 and 2009, respectively. Other receivables include $354,357 and $12,961 at December 31, 2010 and 2009, respectively, related to these commissions and other miscellaneous revenues and expense reimbursements due from the Funds.

The Company is the distributor of variable universal life and variable annuity products issued by NLIC and offers indexed annuity products issued by Life of the Southwest ("LSW"). In connection with the distribution of these LSW products, the Company pays 100% of the commissions received to its registered representatives. NLIC pays for these commissions on behalf of the Company, and is reimbursed by the Company. Commission revenue and expense associated with these products was $9,393,406 and $12,868,105 for the years ended December 31, 2010 and 2009, respectively. The Company received revenue sharing on the indexed annuity, variable annuity, and variable universal life products in the amount of $1,559,295 and $2,571,500 in 2010 and 2009, respectively, which is included in revenue sharing.

NLIC provides the Company with occupancy, administrative services and access to its distribution network. The charges for these services and other shared services are determined by NLIC and the allocation methodologies employed are applied uniformly across National Life Group and all its affiliates, including ESI. The allocation methodologies are determined by NLIC based on direct charges and factors such as square footage, number of employees and compensation levels. Charges for costs allocated to the Company for the years ended December 31, 2010 and 2009 were $1,590,534 and $845,747, respectively. The costs included in the agreement are for employee, facility and marketing expenses. Accounts payable and accrued expenses include $1,987,345 and $436,721 at December 31, 2010 and 2009, respectively, for

**Related Party Transactions (continued)**

such allocated costs. Also included in the expense sharing agreement the Company has with NLIC is a reimbursement for a portion of such allocated costs by affiliated companies. There were no reimbursements or receivables balance related to these reimbursements at December 31, 2010 and 2009.

Effective May 23, 2005 the Company and Sentinel Financial Services Company ("SFSC"), a registered broker dealer, executed an amendment to their Dealer Agreement with respect to the Funds. SFSC agreed to pay additional fees for marketing support to the Company based on sales and assets in exchange for the opportunity to provide education and marketing support. Marketing support income for the years ended December 31, 2010 and 2009 included $497,297 and $527,093, respectively, for these additional fees. Other receivables included $44,454 and $45,816 at December 31, 2010 and 2009, respectively, for these fees.

The Company has experienced losses from operations for twenty-seven of the past thirty-two years and has an accumulated deficit of $15,723,732 at December 31, 2010. The Company has received sufficient equity contributions from its parent, NLVF, to enable it to meet its contractual obligations as they become due. NLVF has committed to continue such equity contributions as necessary. There was no capital contribution required in 2010. A capital contribution of $1,500,000 was made in 2009.

## 7. Regulatory Matters

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The Company previously received an inquiry from the SEC regarding the monitoring of investment models in one of the Company's advisory programs. During 2009, the Company paid $300,000 penalty to the SEC and reimbursed the affected parties $197,000 for the calculated market differences.

## 8. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The nature of these claims typically include legal theories that are common in lawsuits brought by retail investors, such as improper sales practices, unsuitability, breach of fiduciary duty and other claims related to the sale of investment products. The results of these matters cannot be predicted with certainty. The Company continues to vigorously defend its position related to these matters. However, it is uncertain whether there could be unfavorable outcomes that will result in a material adverse impact to the Company.

## Equity Services, Inc.
**(A wholly-owned subsidiary of NLV Financial Corporation)**
**Schedule 1 – Supplementary Information**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**December 31, 2010**

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2010.

| | 2010 |
|---|---|
| **Net capital** | |
| Total consolidated stockholder's equity | $ 3,875,634 |
| Deduct stockholder's equity not allowable for net capital | - |
| Total stockholder's equity qualified for net capital | 3,875,634 |
| **Deduct** | |
| Investment Advisor fees and other commissionable receivables in excess of payable | 692,107 |
| Intercompany receivables in other receivables | 359,238 |
| Furniture and equipment, net of depreciation | 413,423 |
| Prepaid expenses and other assets | 554,796 |
| | 2,019,564 |
| Net capital before haircuts on securities position and other deductions | 1,856,070 |
| Haircut on cash equivalents | 33,974 |
| Other deductions | - |
| Net capital | $ 1,822,096 |
| **Aggregate indebtedness** | |
| Commissions payable | 3,108,639 |
| Accounts Payable- general | 520,720 |
| Accounts payable - trade | 2,212,345 |
| Total aggregate indebtedness | $ 5,841,704 |
| Computation of basic net capital requirement | |
| Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness) | 389,447 |
| Excess net capital | $ 1,432,648 |
| Excess net capital at 1,000% | $ 1,237,926 |
| Ratio of aggregate indebtedness to net capital | 3.21 |